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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC RECEIVED
PROCESSING
MAR 1 2005
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 066131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richardson Barr Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Post Oak Park, Suite 2360, 4400 Post Oak Parkway
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen L. Barr, Designated Principal (713) 585-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475	Houston	Texas	77034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3-28-2005

JLH 3/23

OATH OR AFFIRMATION

I, Stephen L. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richardson Barr Securities, Inc., as of February, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY LYNN MCKEOWN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 05-16-2006

Notary Public

Signature

Designated Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

RICHARDSON BARR SECURITIES, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of December 31, 2004 and 2003,
and for the year ended December 31, 2004,
and for the period from inception, May 30, 2003, to December 31, 2003

RICHARDSON BARR SECURITIES, INC.

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

as of December 31, 2004 and 2003,

and for the year ended December 31, 2004,

and for the period from inception, May 30, 2003, to December 31, 2003

RICHARDSON BARR SECURITIES, INC.

TABLE OF CONTENTS

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

Report of Independent Accountants

To the Board of Directors
Richardson Barr Securities, Inc.

We have audited the accompanying statement of financial condition of Richardson Barr Securities, Inc. (a corporation no longer in the development stage), a wholly owned subsidiary of Richardson Barr Financial Group, Inc., as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and changes in financial condition for the year ending December 31, 2004, and for the period from inception, May 30, 2003, to December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Richardson Barr Securities, Inc. is a wholly owned subsidiary of Richardson Barr Financial Group. A Services Agreement exists between these two entities where Richardson Barr Financial Group provides services and pays certain overhead costs for Richardson Barr Securities, Inc. The fees charged for these services and overhead expenses are determined based on management's judgment.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richardson Barr Securities, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, and for the period from inception, May 30, 2003, to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ham, Langston + Brezina LLP

Houston, Texas
January 10, 2005

RICHARDSON BARR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2004 and 2003

ASSETS	2004	2003
Cash	$ 62,260	$ 8,858
Prepaid assets	9,754	355
Deposit	-	431
Total current assets	72,014	9,644
Total assets	$ 72,014	$ 9,644
LIABILITIES AND STOCKHOLDER'S EQUITY		
Refundable deposit	$ 35,000	$ -
Taxes payable to Parent	5,200	-
Total current liabilities	40,200	-
Total liabilities	40,200	-
Common stock - 100,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Contributed capital	16,840	4,340
Retained earnings	4,974	(4,696)
Total liabilities and stockholder's equity	$ 72,014	$ 9,644

The accompanying notes are an integral part of these financial statements.

RICHARDSON BARR SECURITIES, INC.

STATEMENT OF OPERATIONS

for the year ended December 31, 2004 and

from the period from inception, May 30, 2003, to December 31, 2003

	December 31, 2004	Inception to December 31, 2003
Revenue:		
Advisory fees	$2,157,474	$ -
Other income	158,468	-
	2,315,942	-
Expenses:		
Management and overhead	2,288,607	-
NASD expenses	11,289	4,420
Other expense	1,176	276
Total expenses	2,301,072	4,696
Net income before taxes	14,870	4,696
Income tax expense	5,200	-
Net income	$ 9,670	$ 4,696

The accompanying notes are an integral part of these financial statements.

RICHARDSON BARR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

for the year ended December 31, 2004 and

for the period from inception, May 30, 2003, to December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at inception, May 30, 2003	$ -	$ -	$ -	$ -
Common stock issued	10,000	-	-	10,000
Contributed capital	-	4,340	-	4,340
Net loss	-	-	(4,696)	(4,696)
Balance at December 31, 2003	10,000	4,340	(4,696)	9,644
Contributed capital	-	12,500	-	12,500
Net income	-	-	9,670	9,670
Balance at December 31, 2004	$ 10,000	$ 16,840	$ 4,974	$ 31,814

The accompanying notes are an integral part of these financial statements.

RICHARDSON BARR SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

for the year ended December 31, 2004 and

for the period from inception, May 30, 2003, to December 31, 2003

	December 31, 2004	Inception to December 31, 2003
Cash flows from operating activities:		
Net income (loss)	$ 9,670	$ (4,696)
Increase in prepaid assets	(9,399)	(355)
(Increase) decrease in deposits	431	(431)
Increase in taxes payable	5,200	-
Increase in refundable deposits	35,000	-
Net cash provided by (used in) operating activities	40,902	(5,482)
Cash flows from financing activities:		
Initial capitalization of the Company	-	10,000
Contributed capital	12,500	4,340
Net cash provided by financing activities	12,500	14,340
Net increase (decrease) in cash	53,402	8,858
Cash and cash equivalents, beginning of year	8,858	-
Cash and cash equivalents, end of year	$ 62,260	$ 8,858

The accompanying notes are an integral part of these financial statements.

1. Summary Of Significant Accounting Policies

Nature Of The Business

Richardson Barr Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD) and is registered with various states' securities commissions. The Company's primary business is providing brokerage services to clients. The Company is a Texas corporation formed on May 30, 2003. As of December 31, 2003, the Company was a development stage enterprise because it had not yet commenced nor raised revenue from commercial operations. The Company is no longer considered a development stage enterprise. The Company is a wholly owned subsidiary of Richardson Barr Financial Group, Inc. (the "Parent").

Income Taxes

The Company intends to elect to file its federal income tax return as a member of a consolidated group of corporations whose common parent is Richardson Barr Financial Group, Inc. As a member of such group, the company's income, deductions and credits will be included with the income, deductions, and credits of other members of the group in determining consolidated taxable income.

The tax liability will, therefore, be determined using the consolidated amounts. Each member of the consolidated group will be allocated its portion of the consolidated federal income tax liability or credited with its portion of any operating losses. Such allocation is reflected on the books of the company for the current year as tax expense and taxes payable to Parent of $5,200.

Additionally, the company will provide deferred taxes on temporary differences between the financial reporting basis and the tax methods of accounting. During the current year, there were no temporary differences to record.

Revenue Recognition

Advisory fees are recognized as revenue as services are provided, typically when the applicable transaction closes.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

Continued

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $22,060, which was $17,060 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.82 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. Services Agreement With Parent

On June 17, 2003 the Company entered into a Services Agreement with its Parent to provide certain services to the Company for a fee. Services include office and secretarial services, accounting, use of office facilities, insurance and other indirect expenses of operations. The service fee is computed by the Parent and can vary on a monthly basis depending on advisory fees collected. In addition to the service fee, the Parent may invoice the Company for overhead costs. Such expenses are determined by the Board of Directors of the Parent.

SUPPLEMENTARY INFORMATION

RICHARDSON BARR SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2004

Net capital:	
Stockholders' equity	$ 31,814
Less non-allowable assets	9,754
Net capital before haircuts on securities position	22,060
Haircuts on securities	-
Net capital	$ 22,060
Net capital requirement	$ 5,000
Net capital in excess of required amount	17,060
Net capital	$ 22,060
Aggregate indebtedness:	
Payable to parent	$ 5,200
Refundable deposit	35,000
	$ 40,200
Ratio of aggregate indebtedness to net capital	1.82 to 1

Note - Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report as of December 31, 2004 filed by Richardson Barr Securities, Inc. with the National Association of Securities Dealers on Part II of Form X-17A-5 as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 71,659	$ -
Audit adjustments	(49,599)	40,200
Per above	$ 22,060	$ 40,200

RICHARDSON BARR SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2004

The Company is in compliance with the exemption provisions of SEC Rule 15c3-3 (k)(2)(i) in that it carried no margin accounts, handled no customers' funds or securities, and held no funds or securities for or owed no money or securities to its customers.

RICHARDSON BARR SECURITIES, INC.

SCHEDULE III - STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

as of December 31, 2004

NONE

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Richardson Barr Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Richardson Barr Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a- 13 or in complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting practices and procedures. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them for the future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and their operation that we consider to be material weakness as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Richardson Barr Securities, Inc. for the year ended December 31, 2004 and this report does not affect our report thereon dated January 10, 2005. The company records transactions primarily on a cash basis instead of on an accrual basis. This can lead to liabilities not being recorded or assets being expensed in the incorrect time period. The company plans to adjust it's financial statements to accrual basis each quarter starting in 2005 so that all transactions will be recorded properly in accordance with generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives, except as described in the paragraph above.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ham, Langston & Brezina LLP

Houston, Texas
January 10, 2005